UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 8-K

# Current Report

**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **January 25, 2008**

Caterpillar Financial Services Corporation
(Exact name of Registrant as specified in its charter)

0-13295
(Commission File Number)

| Delaware | 37-1105865 |
|---|---|
| (State of incorporation) | (IRS Employer Identification Number) |

2120 West End Avenue
Nashville, Tennessee 37203-0001
(Address of principal executive offices, with zip code)

(615) 341-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02. Results of Operations and Financial Condition.**
**Item 7.01. Regulation FD Disclosure.**

On January 25, 2008, Caterpillar Financial Services Corporation issued a press release reporting financial results for the quarter and year ended December 31, 2007 (furnished hereunder as Exhibit 99.1).

The information contained in this Current Report shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into a filing under the Securities Act of 1933, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available.  In addition, the Registrant does not assume any obligation to update such information in the future.

**Item 9.01.  Financial Statements and Exhibits.**

c)    Exhibits:
           99.1          4th Quarter and Year-end 2007 Results Press Release dated January 25, 2008

**SIGNATURES**

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        **Caterpillar Financial Services Corporation**

        Date:  January 25, 2008                    By:  /s/ Michael G. Sposato
                                                        Michael G. Sposato
                                                        Secretary

Exhibit 99.1

January 25, 2008

Caterpillar contact:
Jim Dugan
Corporate Public Affairs
(309) 494-4410
Mobile (309) 360-7311
Dugan_Jim@cat.com

**FOR IMMEDIATE RELEASE**

## <u>Cat Financial Announces Record 2007 Year-End Results</u>

Caterpillar Financial Services Corporation (Cat Financial) today reported record revenues of $2.998 billion for 2007, an increase of $235 million, or 9 percent, compared with 2006.  Profit after tax was a record $494 million, a $21 million, or 4 percent, increase over 2006.

Of the increase in revenues, $128 million resulted from the impact of higher interest rates on new and existing finance receivables, and $91 million resulted from the impact of continued growth of finance receivables and operating leases (earning assets).  In addition, various other net revenue items increased $16 million.

On a pre-tax basis, profit was up $40 million, or 6 percent, compared with 2006.  The increase was principally due to an increase of $76 million in margin (wholesale, retail finance, operating lease and associated fee revenues less interest expense and depreciation on assets leased to others) and a $16 million increase in other net revenues.  Of the increase in margin, $42 million was due to an improvement in net yield on average earning assets, and $34 million resulted from the growth in average earning assets over 2006 of $882 million.  These increases were offset by a $29 million increase in provision expense, an $18 million increase in operating expenses and a $5 million increase in various other expenses.

New retail financing was a record $14.07 billion, an increase of $1.9 billion, or 16 percent, from 2006.  The increase was the result of increased new retail financing, primarily in our Europe, Diversified and Asia-Pacific operating segments.

Past dues over 30 days at December 31, 2007 were 2.36 percent compared to 1.71 percent at December 31, 2006, due primarily to the softening of the U.S. housing industry. Write-offs, net of recoveries, for the year ended December 31, 2007 were $68.2 million (0.31 percent of average net retail finance receivables) compared to $46.9 million (0.24 percent of average net retail finance receivables) for the year ended December 31, 2006.

Caterpillar Inc. Vice President and Cat Financial President Kent M. Adams said, "Although past dues and write-offs have increased from 2006, by historical standards our portfolio continues to perform well. This solid portfolio performance, combined with the growth driven by our global presence, has enabled us to deliver record profit despite the downturn experienced in the global credit markets and the weaker U.S. housing industry."

For over 25 years, Cat Financial, a wholly-owned subsidiary of Caterpillar Inc., has been providing a wide range of financing alternatives to customers and Caterpillar dealers for Caterpillar machinery and engines, Solar ® gas turbines and other equipment and marine vessels. Cat Financial has offices and subsidiaries located throughout the Americas, Asia, Australia, Latin America and Europe, with headquarters in Nashville, Tennessee.

## STATISTICAL HIGHLIGHTS:

### FOURTH QUARTER 2007 VS. FOURTH QUARTER 2006
#### (ENDING DECEMBER 31)
(Millions of dollars)

|  | 2007 | 2006 | CHANGE |
|---|---|---|---|
| Revenues | $ 780 | $ 707 | 10% |
| Profit Before Tax | $ 172 | $ 168 | 2% |
| Profit After Tax | $ 113 | $ 117 | (3%) |
| New Retail Financing | $ 4,100 | $ 3,380 | 21% |
| Total Assets | $29,429 | $27,336 | 8% |

### FULL YEAR 2007 VS. FULL YEAR 2006
#### (ENDING DECEMBER 31)
(Millions of dollars)

|  | 2007 | 2006 | CHANGE |
|---|---|---|---|
| Revenues | $ 2,998 | $ 2,763 | 9% |
| Profit Before Tax | $ 728 | $ 688 | 6% |
| Profit After Tax | $ 494 | $ 473 | 4% |
| New Retail Financing | $14,074 | $12,164 | 16% |

## SAFE HARBOR STATEMENT UNDER THE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements contained in this earnings release may be considered "forward-looking statements" and involve risks and uncertainties that could significantly impact results. In this context, words such as "believes," "expects," "estimates," "anticipates," "will," "should" and similar words or phrases often identify forward-looking statements made on behalf of Cat Financial. It is important to note that actual results of the company may differ materially from those described or implied in such forward-looking statements based on a number of factors and uncertainties, including, but not limited to changes in economic conditions; currency exchange or interest rates; political stability; market acceptance of the company's products and services; significant changes in the competitive environment; changes in law, regulations and tax rates; and other general economic, business and financing conditions and factors described in more detail in the company's Form 10-K filed with the Securities and Exchange Commission on February 23, 2007. We are under no obligation to (and expressly disclaim any obligation to) update or alter said forward-looking statements.